UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

PROSPERO.AI LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 2, 2018

Physical Address of Issuer:

885 3rd Avenue, 20th Floor, New York, New York, 10022, United States

Website of Issuer:

https://www.prospero.ai/

Current Number of Employees:

7

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$356,825	$425,620
Cash & Cash Equivalents	$348,258	$63,630
Accounts Receivable	$0	$0
Current Liabilities	$184,342	$548,744
Long-Term Liabilities	$0	$1,125,587
Revenues/Sales	$85,453	$60,434
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(800,961)	$(804,304)

*Cost of Revenues

TABLE OF CONTENTS


April 28, 2026

PROSPERO.AI LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by PROSPERO.AI LLC ("**PROSPERO.AI,**" the "**Company**," "**we,**" "**us,**" or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.prospero.ai/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 28, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

PROSPERO.AI LLC
(Issuer)

By: /s/ George Kailas
(Signature)

George Kailas
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ George Kailas
(Signature)

George Kailas
(Name)

Manager
(Title)

April 28, 2026
(Date)

/s/ Adam Plante
(Signature)

Adam Plante
(Name)

Manager
(Title)

April 28, 2026
(Date)

3

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2026

PROSPERO.AI LLC



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

PROSPERO.AI LLC (the "**Company**" or "**Prospero**") is a transformative fintech startup founded with a mission to democratize access to financial markets for retail traders and investors. Prospero simplifies institutional trading behavior into actionable data-driven insights that level the playing field for retail participants. Prospero offers an AI-powered investing platform that leverages the power of artificial intelligence to distill millions of real-time data points on stock movement and performance into simple, actionable signals, enabling individual investors to make more informed trading and investment decisions. Longer term, the Company plans to leverage its proprietary signals to expand into wealth management, including but not limited to ETFs.

The Company was formed in Delaware on November 2, 2018, as a limited liability company. The Company is headquartered in New York. The Company sells its products and services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://prospero.ai/. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Company's CEO and Founder, and he will exercise voting control.

George Kalais, the CEO and Founder of the Company, beneficially owns a substantial majority of the Company. Subject to any fiduciary duties owed to other members under Delaware law, Mr. Kalais may be able to exercise significant influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Kalais may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Kalais could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to unitholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks and patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our app and platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an app and platform offering retail investment research and education. The amount of users of our app and platform, and our client's level of engagement, will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our app and platform and the services offered. If clients do not perceive our app and platform, or services provided thereunder, to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Potential Classification as an Investment Company.

The Company believes that it is not currently an investment company under the U.S. Investment Company Act of 1940 (the "1940 Act"). The 1940 Act regulates companies that are engaged primarily in the business of investing, reinvesting, or trading in securities, and imposes significant restrictions and requirements on such companies. The Company currently conducts its activities in reliance on the "publisher's exemption" under the 1940 Act based on regulatory guidance. Additionally, any changes to the Company's platform, such as monetization, content personalization or performance-based marketing, could raise investment adviser implications. If the "publisher's exemption" is no longer applicable or available, or there are material changes to the Company's platform model, it could cause the Company to be deemed an investment company and become subject to the regulatory requirements of the 1940 Act. These regulatory requirements include, among other things, compliance with reporting, record-keeping, and other regulatory obligations. There can be no assurance that the Company will be able to avoid being classified as an investment company, and any failure to do so could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of New York. The Company is not currently qualified to conduct business in New York. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

BUSINESS

Description of the Business

PROSPERO.AI LLC (the "**Company**" or "**Prospero**") is a transformative fintech startup founded with a mission to democratize access to financial markets for retail traders and investors. Prospero simplifies institutional trading behavior into actionable data-driven insights that level the playing field for retail participants. Prospero offers an AI-powered investing platform that leverages the power of artificial intelligence to distill millions of real-time data points on stock movement and performance into simple, actionable signals, enabling individual investors to make more informed trading and investment decisions. Longer term, the Company plans to leverage its proprietary signals to expand into wealth management, including but not limited to ETFs.

Business Plan

The Company created the app "Prospero.Ai" to democratize access to institutional financial data for retail traders and investors. Prospero.Ai provides hedge fund level intelligence to retail investors at all levels. The Company uses data science, machine learning, and artificial intelligence to create 5 short-term and 5 long-term signals that can be used to rank US stocks and ETFs against each other. These signals can be folded into your trading or investing strategy to help make decisions on which stocks to buy, hold, or sell to build your trading strategy and portfolio.

The Company plans to significantly expand its business by increasing sales and marketing and investing in research and product development. The capital raised here will empower the Company to expand product development, increase sales and marketing efforts and grow out its infrastructure as it continues to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Prospero.Ai	Offers a 100% free app (iOS and Android) and Sunday investing letter, along with a paid investing letter and paid trading letter. Our products are designed to be a blank canvas that can assist investors in discovering new stocks or investing ideas. The app and platform simplify complex concepts and massive data sets into actionable signals that are easy to understand and quickly apply.	Our market is retail investment research and education. Our initial market is 6.6 million, more specifically the 22% of retail investors who opened new accounts between 2020-2022 who make decisions based on Social Media.

Competition

The market in which our product is sold is highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are Maginfi, RobinHood, Unusual Whales, Tradytics, Black Box Stocks, and LevelFields.

Customer Base

Our customer base primarily consists of intermediate retail investors, particularly, individuals aged in their late 20's and early 30's who are "memestock" traders looking for a more stable investing strategy, and individuals in their late 30's or early 40's who are long-term investors wishing to learn more about AI and want to expand their strategy frameworks.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US20180129961A1 *	"System, method and computer-accessible medium for making a prediction from market data"	Patent	May 10, 2018	Pending	USA
US12014606B2*	"System, method and computer-accessible medium for artificial intelligent market microstructure"	Patent	December 9, 2020	June 18, 2024	USA
98620857	"PROSPERO.AI"	Trademark/Service Mark	June 26, 2024	Pending	USA

* Owned by New York University. The Company has entered into a perpetual, exclusive license with New York University to use these patents in return for annual licensing fees of $5,000 in 2025, $10,000 in 2026 and $25,000 each year thereafter.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
George Kailas	CEO, Founder and Manager	CEO, Founder and Manager of PROSPERO.AI LLC, 2018 – Present Responsible for all operations, sales and marketing as well as Data Science Research & Development.	Claremont McKenna College, Economics, Accounting and History Major, 2008
Adam Plante	CTO and Manager	CTO and Manager of PROSPERO.AI LLC, 2019 – Present Responsible for leading all development as well as hiring decisions and training for anything related to development. Senior Software Engineer at AmTrav, 2019 - Present Working with React, React Native, and Node JS to build out solutions related to travel.	Art Institute of Philadelphia, Majoring in Multimedia and Web Design, 2003
Niles Plante	CPO	CPO of PROSPERO.AI LLC, 2019 – Present Oversees interactions with users, ideation as well as project management and project roll out. Director of Product, Web & Mobile Experience at Super League Gaming 2019-2022 Strategic and tactical product roles focused on conceptualizing, developing, and launching several platforms.	Attended Millersville University of Pennsylvania for Computer Science
Will Chuchawat	Co-Founder	Co-Founder of PROSPERO.AI LLC, 2024 – Present Responsible for corporate strategy in growth as well as assistance with recruiting and product strategy efforts. Co-Leader of M&A Practice at BakerHostetler 2023-Present and prior to that Co-Head, Private Equity and Mergers & Acquisitions Group 2019-2023 Responsible for leading the M&A legal practice.	JD from University of Chicago Law School , 2004 B.A from the University of Wisconsin-Madison, Behavioral Science and Law 2000

Biographical Information

George Kailas: George is the Chief Executive Officer, Founder and Director of the Company. George taught himself accounting at 17 to work at his first hedge fund. He later started an AI company at the age of 25, and since then has created complex predictive systems for financial institutions. He has worked to build predictive models across corporate bond demand, equity index additions, real estate pricing, and loan risk, often applying these methods to niche areas just for fun, from sports analytics to health-tracking motion models.

Adam Plante: Adam is the Chief Technology Officer and Director of the Company. He is also a Senior Software Engineer at AmTrav. Adam has over 20 years of experience as a full stack engineer and systems architect who has experience leading mobile app development, backend architecture, ETL pipelines, and infrastructure. He's worked in many different areas with longer experiences in SEO and digital marketing.

Niles Plante. Niles is the Chief Product Officer of the Company. Niles has a passion for product management spanning over 15 years of experience, that has him equally suited to both the strategic and the tactical sides of the discipline. From early-stage idea cultivation, to prototyping and validation, though product development and launch, he is just as happy establishing product vision as he is writing user stories and grooming the backlog.

Will Chuchawat. Will is a Co-Founder of the Company. He also is the Co-Leader of the M&A Practice at BakerHostetler where he represents PE, VC, public companies and private companies in all industries, including technology, healthcare, consumer, business services, industrials, A&D, life sciences, financial services, telecom and media. Will has closed hundreds of deals over the course of his career.

Advisory Board

The Company has also established an Advisory Board to provide guidance and advice to the Company and its management team from time to time. The following individuals are on the Company's Advisory Board:

Marti Subrahmanyam: MIT Derivatives PhD, NYU Professor

Bud Mishra: Bioinformatics PhD, NYU Professor

Andrew Cosentino: Citadel/Goldman Sachs

James Villarrubia: A.I. NASA

Lauren McCarthy: Integral Ad Sciences

Jay Jacobs: VP Product, Marcus

Camilo Concha: Bitcoin IRA Founder, Lending USA Founder

Daniel Yomtobian: Founder, Smarty

Emad Hasan: Leading A.I. Expert

Rajeev Kapur: 11501 Media CEO, Leading A.I. Expert

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 7 employees. The Company also utilizes independent contractors and advisors.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company has authorized Class A Units (the "*Class A Units*"), and Class B Units (the "*Class B Units*", and with the Class A Units, the "*Units*"). **Class A Units provide for voting rights while Class B Units do not have voting rights.** Except with respect to voting rights, all Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C-AR, 100,000 Class A Units are issued and outstanding. No Class B Units are currently issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C-AR, the Company's outstanding Equity Interests consists of:

Type	Class A Units
Amount Outstanding	100,000
Voting Rights	1 vote per Class A Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Class A Units which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$240,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$75,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 50%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 30%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$550,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$200,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 1%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$545,242*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $16,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $10,691 in SAFEs issued to the Intermediary

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Unsecured Promissory Notes from Co-Founder
Principal Amount Outstanding	$472,000
Interest Rate and Amortization Schedule	12% per annum ($260,000) 8% per annum ($512,000) Principal and interest payable on Maturity Date.
Description of Collateral	Unsecured
Maturity Date	On Demand

Type	Secured Promissory Notes with Co-Founder
Principal Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	10% per annum ($50,000) 12% per annum ($50,000) Principal and interest payable on Maturity Date.
Description of Collateral	Secured
Maturity Date	On Demand

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	N/A	29,743	N/A	Various dates between January 2023 and March 2026	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$240,000	5	Research & Development and General Working Capital	Various dates between February 10, 2022 and August 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$75,000	2	Research & Development and General Working Capital	November 2, 2023; December 12, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$550,000	2	Research & Development and General Working Capital	March 25, 2024; June 12, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	2	Research & Development and General Working Capital	August 2, 2024; October 21, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$200,000	2	Research & Development and General Working Capital	December 20, 2024; January 27, 2025	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$545,242*	548	Research & Development and General Working Capital	October 31, 2025	Regulation CF

*Includes $10,691 in SAFEs issued to the Intermediary

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
George Kailas	58,520 Class A Units	58.52%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $168,071 in cash and cash equivalents, leaving the Company with approximately 7 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In October 2025, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised $534,551 (excluding $10,691 in SAFEs issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Between October 18, 2023 and December 23, 2024, the Company entered into a series of unsecured Promissory Notes with Will Chuchawat, the Company's Co-Founder, in the amount of $472,000. The notes pay interest at either 8% per annum or 12% per annum. The principal balance of the unsecured notes were $472,000 as of December 31, 2024. Additionally, in 2025, the Company entered into two secured Note and Security Agreements with Will Chuchawat in the aggregate amount of $100,000. These notes pay interest at either 10% per annum or 12% per annum. Both the secured and unsecured Promissory Notes are due upon demand. See the section titled "**Outstanding Debt**" for more information regarding these Promissory Notes.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 28, 2026

PROSPERO.AI LLC



Management Report

Prospero

For the period ended December 31, 2025

Prepared on

April 22, 2026

Table of Contents

Profit and Loss by Month

January-December, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025	TOTAL
Income													
Sales	9,073.25	4,037.97	5,008.82	7,822.63	10,035.36	5,715.53	6,887.51	6,298.07	5,928.34	9,844.39	4,579.73	10,221.69	85,453.29
Total for Income	**9,073.25**	**4,037.97**	**5,008.82**	**7,822.63**	**10,035.36**	**5,715.53**	**6,887.51**	**6,298.07**	**5,928.34**	**9,844.39**	**4,579.73**	**10,221.69**	**$85,453.29**
Cost of Goods Sold													
Gross Profit	**9,073.25**	**4,037.97**	**5,008.82**	**7,822.63**	**10,035.36**	**5,715.53**	**6,887.51**	**6,298.07**	**5,928.34**	**9,844.39**	**4,579.73**	**10,221.69**	**$85,453.29**
Expenses													
G&A													
G&A - Bank Charges & Fees	637.13	482.87	352.44	762.42	565.00	498.01	781.52	763.98	825.92	1,026.87	470.00	934.39	8,100.55
G&A - Contractors			3,500.00	7,500.00	12,862.50					3,000.00	4,000.00		30,862.50
G&A - Dues & Subscription	1,710.84	549.52	7,272.55	7,469.00	2,284.88	2,094.61	1,928.93	2,394.71	2,341.39	2,179.82	3,066.71	444.56	33,737.52
G&A - Insurance	32.00	32.00	32.00	27.51	25.75	25.75	25.75	42.25	25.75	25.75	25.75	25.75	346.01
G&A - Legal & Professional Fees													
Accounting & Taxation					1,287.50	1,287.50							2,575.00
Legal Fees					7,662.50		8,676.68						16,339.18
Professional Services	2,192.00	96.00	2,000.00	96.00	1,000.00	6,096.00	3,442.98	2,000.00	2,000.00	2,000.00	7,000.00	4,000.00	31,922.98
Total for G&A - Legal & Professional Fees	**2,192.00**	**96.00**	**2,000.00**	**96.00**	**9,950.00**	**7,383.50**	**12,119.66**	**2,000.00**	**2,000.00**	**2,000.00**	**7,000.00**	**4,000.00**	**$50,837.16**
G&A - Meals	1,299.45	1,663.31	1,068.39	1,407.69	1,586.89	2,151.41	2,254.20	1,807.72	2,866.64	2,401.04	1,014.58	1,199.81	20,721.13
G&A - Office Expense	1,726.89	1,991.04	4,178.95	2,603.44	2,056.74	1,424.37	1,503.31	1,254.52	2,627.02	4,224.39	327.66	1,638.81	25,557.14
G&A - Payroll Expenses													
Employee Benefits	229.01	93.01	93.01	254.25	437.10	241.01	93.01	359.09	159.23	93.01	285.79	93.01	2,430.53
Total for G&A - Payroll Expenses	**229.01**	**93.01**	**93.01**	**254.25**	**437.10**	**241.01**	**93.01**	**359.09**	**159.23**	**93.01**	**285.79**	**93.01**	**$2,430.53**
G&A - Postage & Deliveries		498.19									3.09	20.15	521.43
G&A - Rent	6,885.00	13,785.00	6,900.00	6,900.00	6,900.00	6,900.00	6,900.00						55,170.00
G&A - Repair & Maintenance			84.64										84.64
G&A - Software	506.41	386.43	1,095.91	1,018.18	1,720.41	486.60	617.42	1,155.50	975.53	712.67	954.79	868.65	10,498.50
G&A - Travel	2,555.92	1,079.13	2,092.30	2,514.45	676.09	3,894.34	2,447.42	2,326.82	3,283.05	2,507.92	8,342.84	4,675.12	36,395.40
G&A - Utilities	876.36	119.99	119.99	119.99	119.99	192.63	1,604.90	119.99	119.99	999.64	119.99	227.78	4,741.24
Total for G&A	**18,651.01**	**20,776.49**	**28,790.18**	**30,672.93**	**39,185.35**	**25,292.23**	**30,276.12**	**12,224.58**	**15,224.52**	**19,171.11**	**25,611.20**	**14,128.03**	**$280,003.75**
R&D													
R&D - Contractors	23,648.50	7,600.00	14,080.00	8,250.00	5,700.00	6,300.00	6,500.00	32,681.00	32,430.00	13,150.00	18,675.00	12,806.00	181,820.50
R&D - Software	15,519.51	14,714.04	14,293.78	9,678.87	13,304.26	3,997.66	19,379.54	11,407.54	11,980.29	10,984.67	25,088.91	16,668.95	167,018.02
Total for R&D	**39,168.01**	**22,314.04**	**28,373.78**	**17,928.87**	**19,004.26**	**10,297.66**	**25,879.54**	**44,088.54**	**44,410.29**	**24,134.67**	**43,763.91**	**29,474.95**	**$348,838.52**
S&M													
S&M - Advertisements & Marketing	12,150.00	4,219.99	6,881.93	24,596.00	9,992.12	10,189.38	47,678.63	8,755.38	30,705.93	39,366.82	29,974.13	25,562.64	250,072.95
S&M - Fundraising					7,500.00								7,500.00
Total for S&M	**12,150.00**	**4,219.99**	**6,881.93**	**24,596.00**	**17,492.12**	**10,189.38**	**47,678.63**	**8,755.38**	**30,705.93**	**39,366.82**	**29,974.13**	**25,562.64**	**$257,572.95**
Total for Expenses	**69,969.02**	**47,310.52**	**64,045.89**	**73,197.80**	**75,681.73**	**45,779.27**	**103,834.29**	**65,068.50**	**90,340.74**	**82,672.60**	**99,349.24**	**69,165.62**	**$886,415.22**
Net Operating Income	**-60,895.77**	**-43,272.55**	**-59,037.07**	**-65,375.17**	**-65,646.37**	**-40,063.74**	**-96,946.78**	**-58,770.43**	**-84,412.40**	**-72,828.21**	**-94,769.51**	**-58,943.93**	**-$800,961.93**
Other Income													
Other Expenses													
Net Other Income													
Net Income	**-60,895.77**	**-43,272.55**	**-59,037.07**	**-65,375.17**	**-65,646.37**	**-40,063.74**	**-96,946.78**	**-58,770.43**	**-84,412.40**	**-72,828.21**	**-94,769.51**	**-58,943.93**	**-$800,961.93**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Checking xx1221	9,758.56
Meow CRB Account xx8172	338,500.00
Total Bank Accounts	**348,258.56**
Other Current Assets	
Prepaid Expense	1,666.70
Security Deposit	6,900.00
Total Other Current Assets	**8,566.70**
Total Current Assets	**356,825.26**
TOTAL ASSETS	**$356,825.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	604.12
Total Credit Cards	**604.12**
Other Current Liabilities	
Due to Aethon LLC	183,576.00
Stripe Clearing	162.65
Total Other Current Liabilities	**183,738.65**
Total Current Liabilities	**184,342.77**
Total Liabilities	**184,342.77**
Equity	
Opening Balance Equity	50,876.47
Owner's Draw	-33,025.78
Retained Earnings	
Safe Investments	955,593.73
Net Income	-800,961.93
Total Equity	**172,482.49**
TOTAL LIABILITIES AND EQUITY	**$356,825.26**

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-800,961.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expense	-1,666.70
Security Deposit	-6,900.00
Brex Credit Card	604.12
Due to Aethon LLC	183,576.00
Stripe Clearing	162.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**175,776.07**
Net cash provided by operating activities	**-625,185.86**
FINANCING ACTIVITIES	
Opening Balance Equity	50,876.47
Owner's Draw	-33,025.78
Safe Investments	955,593.73
Net cash provided by financing activities	**973,444.42**
NET CASH INCREASE FOR PERIOD	**348,258.56**
CASH AT END OF PERIOD	**$348,258.56**